U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to __________

Commission file number: 001-15169

A. Full title of plan and the address of the plan, if different from that of the issuer named below:

The Perficient 401(k) Employee Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

Perficient, Inc.
1120 South Capital of Texas Highway, Building Three, Suite 220
Austin, Texas 78746

The Perficient 401(k) Employee Savings Plan

Financial Statements
and Supplemental Schedule

Years ended December 31, 2004 and 2003

INDEPENDENT AUDITOR’S REPORT

The Trustees
The Perficient 401(k) Employee Savings Plan
Austin, Texas

We have audited the accompanying statements of net assets available for benefits of the Perficient 401(k) Employee Savings Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Perficient 401(k) Employee Savings Plan as of December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule (Schedule of Assets (Held at End of Year)) as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wipfli LLP

June 14, 2005
Eau Claire, Wisconsin

The Perficient 401(k) Employee Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2004 and 2003

Assets	2004	2003

Investments — At fair value:
Mutual funds	$6,836,413	$4,862,601
Employer securities	273,172	62,815
Participant loans	46,410	50,031

Total investments	$7,155,995	$4,975,447

Receivables:
Employer contributions	12,072	0
Participant contributions	46,513	0
Loan payments	921	0

Total receivables	59,506	0

NET ASSETS AVAILABLE FOR BENEFITS	$7,215,501	$4,975,447

See accompanying notes to financial statements.

The Perficient 401(k) Employee Savings Plan
Statements of Changes in Net Assets Available for Benefits
Year ended December 31, 2004 and 2003

	2004	2003

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$829,970	$587,596
Participant loan interest	1,459	2,864

Net investment income	831,429	590,460

Contributions:
Employee	1,503,302	885,554
Employer	244,241	142,994
Rollover	177,482	19,635

Total contributions	1,925,025	1,048,183

Transfer from other Plans	0	1,705,044

Total additions	2,756,454	3,343,687

Deductions from net assets attributed to:
Benefits paid directly to participants	515,726	291,076
Administrative expenses	674	237

Total deductions	516,400	291,313

Net increase	2,240,054	3,052,374

Net assets available for benefits:
Beginning of year	4,975,447	1,923,073

End of year	$7,215,501	$4,975,447

See accompanying notes to financial statements.

The Perficient 401(k) Employee Savings Plan
Notes to Financial Statements

1.	Description of Plan

The following description of The Perficient 401(k) Employee Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of Perficient, Inc. (the “Company”) who are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year participants may contribute up to 20% of their pretax annual compensation to any of the investment funds. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company may make matching contributions up to specified amounts at its discretion. The Company may not make a contribution to the Plan for any Plan year to the extent the contribution would exceed the participant’s maximum permissible amount. The matching contribution for 2004 and 2003 was 25% of the first 6% of eligible compensation deferred by the participant.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant-Directed Investments

All assets of the Plan are participant-directed investments.

Participants have the option of directing their account balance to one or more different investment options. The investment options include various fixed and equity mutual funds and Perficient, Inc. common stock.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. The Company matching contributions plus earnings thereon vest based on years of service as follows:

Nonforfeitable
Years of Service	Percentage

Less than 1	0
1	33
2	66
3 or more	100

Payment of Benefits

Participants are entitled to receive benefit payments at the normal retirement age of 65, in the event of the participant’s death or disability, or in the event of termination under certain circumstances other than normal retirement, disability or death, or if the participant reaches age 70 1/2 while still employed. Benefits may be paid in a lump-sum distribution or installment payments.

Forfeited Accounts

In accordance with the Plan provisions, the forfeitures of participants leaving the Plan are reallocated to the remaining participants. Forfeitures during the years ended December 31, 2004 and 2003, were $11,754 and $4,569, respectively.

Participant Loans

Upon written application of a participant, the Plan may make a loan to the participant. Participants are allowed to borrow no less than $1,000 and no greater than the lesser of 50% of the participant’s vested account balance, or $50,000. Loans are amortized over a maximum of 60 months unless used to purchase the participant’s principal residence and repayment is made through payroll deductions. The amount of the loan is deducted from the participant’s investment accounts and bears interest at a rate commensurate with local rates for similar plans.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan have been prepared on the accrual basis of accounting, except for benefit payments, which are reported when paid.

Valuation of Investments

Investments in mutual funds and employer securities are stated at fair value, which is determined based on quoted market prices. Participant loans are stated at cost, which approximates fair value.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

3.	Investments

The following investments represented 5% or more of the Plan’s net assets available for benefits at December 31, 2004:

Current
Value

Janus Worldwide Fund	$468,379
Janus Twenty Fund	515,131
T. Rowe Price Mid Cap Growth Fund	955,561
T. Rowe Price Small Cap Stock Fund	668,028
Hartford Index Fund	510,270
Hartford Money Market HLS	932,052

During the years ended December 31, 2004 and 2003, the Plan’s investments (including investments purchased, sold, or held during the year) appreciated in fair value as follows:

	2004	2003

General Insurance Account	$0	$1,742
Mutual funds	679,823	554,770
Employer securities	150,147	31,084

	$829,970	$587,596

4.	Income Tax Status

The Plan’s latest determination letter is dated August 7, 2001, in which the Internal Revenue Service stated the Plan, as then designed, was in compliance with the application requirements of the Internal Revenue Code. Effective January 1, 2002, the Plan was amended and restated to comply with applicable law changes. Perficient, Inc. believes the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that, therefore, the Plan qualifies under Section 401(a) and the related trust is tax-exempt as of December 31, 2004. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

6.	Party-In-Interest Transactions

As of December 31, 2004 and 2003, the Plan held 178,957 and 95,323 shares, respectively, of Perficient, Inc. common stock. Total outstanding Perficient, Inc. common stock was approximately 21 million shares.

During the years ended December 31, 2004 and 2003, the Plan had the following transactions involving the Perficient, Inc. common stock investment:

	2004	2003

Shares purchased	402,585	61,697
Shares sold	318,951	64,739
Cost of shares purchased	$367,257	$31,079
Gain (loss) realized on shares sold	$20,804	$(13,871)

Certain Plan investments are shares of mutual funds managed by Hartford Life Insurance Company. Hartford Life Insurance Company is the custodian as defined by the Plan; therefore, these transactions qualify as party-in-interest.

The Plan is administered by trustees consisting of officers and employees of the Company. The Company pays all administrative expenses of the Plan.

7.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

8.	Plan Mergers

During 2003, two 401(k) plans were merged into The Perficient 401(k) Employee Savings Plan for companies acquired by Perficient, Inc. in 2002. On July 16, 2003, $1,208,302 was transferred into the Plan from the Javelin Solutions, Inc. 401(k) Plan. On December 22, 2003, $496,742 was transferred into the Plan from the Primary Webworks, Inc. 401(k) Plan.

During 2004, Perficient, Inc. acquired Genisys Consulting, Inc. and Meritage Technologies, Inc. As a result of these acquisitions, the Genisys, Inc. 401(k) Plan and Meritage Technologies, Inc. 401(k) Plan will be merged into The Perficient 401(k) Employee Savings Plan with an effective date of January 1, 2005. The approximate value of the two plans to be transferred in 2005 is $4.98 million.

9.	Subsequent Event

Effective January 1, 2005, the Plan changed custodians and Plan administrators from Hartford Life Insurance Company to the Principal Life Insurance Company.

Supplemental Schedule

The Perficient 401(k) Employee Savings Plan
FEIN: 74-2853258; Plan No. 001
Schedule of Assets (Held at End of Year)
December 31, 2004

Form 5500, Schedule H, Part IV, Line 4(i)

(a)	(b)	(c)	(d)	(e)
		Description
Party-in-Interest	Identity of Issue	of Asset	Cost	Current Value

*	Hartford Life Insurance Company:
	Index Fund	Mutual fund	**	$510,270
	Bond Fund	Mutual fund	**	26,771
	Money Market	Mutual fund	**	932,052
	Capital Appreciation	Mutual fund	**	127,531
	High Yield	Mutual fund	**	22,058
	Disciplined Equity	Mutual fund	**	1,983
	Global Health	Mutual fund	**	78,113
	American Century:
	Ultra Fund	Mutual fund	**	256,619
	Income and Growth Fund	Mutual fund	**	287,412
	Janus:
	Worldwide	Mutual fund	**	468,379
	Twenty	Mutual fund	**	515,131
	Balanced	Mutual fund	**	316,264
	T. Rowe Price:
	Mid Cap Growth Fund	Mutual fund	**	955,561
	Small Cap Stock Fund	Mutual fund	**	668,028
	Putnam:
	High Yield Advantage Fund	Mutual fund	**	205,293
	International Equity	Mutual fund	**	5,390
	Equity Income	Mutual fund	**	17,555
	American Funds:
	Investment Company of America	Mutual fund	**	60,002
	Growth Fund of America	Mutual fund	**	53,164
	Balanced	Mutual fund	**	58,826
	Oppenheimer:
	Global Health	Mutual fund	**	125,376
	Quest Balanced	Mutual fund	**	13,263
	Developing Markets	Mutual fund	**	349,823
	Alliance Bernstein Technology	Mutual fund	**	19,250

Supplemental Schedule

The Perficient 401(k) Employee Savings Plan
FEIN: 74-2853258; Plan No. 001
Schedule of Assets (Held at End of Year)
December 31, 2004

Form 5500, Schedule H, Part IV, Line 4(i)

(a)	(b)	(c)	(d)	(e)
		Description
Party-in-Interest	Identity of Issue	of Asset	Cost	Current Value

	MFS:
	New Discovery Fund	Mutual fund	**	31,913
	Global Equity	Mutual fund	**	2,165
	Strategic Value	Mutual fund	**	19,426
	AIM:
	Basic Value	Mutual fund	**	18,721
	Real Estate	Mutual fund	**	193,803
	Eaton Vance:
	Utilities	Mutual fund	**	35,619
	Worldwide Health Sciences	Mutual fund	**	40,976
	Federal International High Income	Mutual fund	**	38,766
	Franklin Templeton:
	Conservative Target	Mutual fund	**	12,206
	Growth Target	Mutual fund	**	5,228
	Moderate Target	Mutual fund	**	4,217
	PIMCO:
	PEA Renaissance	Mutual fund	**	188,582
	Total Return	Mutual fund	**	107,312
	Fidelity Advisor Mid Cap	Mutual fund	**	63,365

	Total mutual funds		**	6,836,413

	Perficient, Inc.	Employer securities	**	273,172

	Participant Loans	Interest rate of 4% - 7.	5% **	46,410

	Total investments			$7,155,995

	* Indicates a part-in-interest as defined by ERISA.
	**Cost omitted for participant-directed investments.

See Independent Auditor’s Report.

EXHIBITS

Exhibit
Number	Description
23.1	Consent of Wipfli LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

The Perficient 401(k) Employee Savings Plan

/s/ MICHAEL D. HILL
Date: June 29, 2005	Michael D. Hill
Chief Financial Officer

EXHIBIT INDEX

Exhibit
Number	Description
23.1	Consent of Wipfli LLP